SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value $US$0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

Zhiyun Peng

Director

Sky Success Venture Holdings Limited

13F, No.609, Yunling East Road, Putuo

Shanghai, China 200062

86-21-32571808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SKY SUCCESS VENTURE HOLDINGS LIMITED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 16,417,928*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 16,417,928*
(11)	Aggregate amount beneficially owned by each reporting person 16,417,928*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 15.3% (based on 107,352,416 ordinary shares outstanding on December 31, 2014)
(14)	Type of reporting person CO

*	Including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jinjing Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 16,417,928*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 16,417,928*
(11)	Aggregate amount beneficially owned by each reporting person 16,417,928*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 15.3% (based on 107,352,416 ordinary shares outstanding on December 31, 2014)
(14)	Type of reporting person IN

*	Including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Liping Deng
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 16,417,928*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 16,417,928*
(11)	Aggregate amount beneficially owned by each reporting person 16,417,928*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 15.3% (based on 107,352,416 ordinary shares outstanding on December 31, 2014)
(14)	Type of reporting person IN

*	Including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zhiyong Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 16,417,928*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 16,417,928*
(11)	Aggregate amount beneficially owned by each reporting person 16,417,928*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 15.3% (based on 107,352,416 ordinary shares outstanding on December 31, 2014)
(14)	Type of reporting person IN

*	Including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares.

CUSIP No. 22238M109

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Zhiyun Peng
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 16,417,928*
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 16,417,928*
(11)	Aggregate amount beneficially owned by each reporting person 16,417,928*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 15.3% (based on 107,352,416 ordinary shares outstanding on December 31, 2014)
(14)	Type of reporting person IN

*	Including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D dated October 28, 2013 (the “Original Schedule 13D”) as amended and supplemented by the Amendment No. 1 dated December 2, 2014 (the “Amendment No. 1”) and the Amendment No. 2 dated January 5, 2015 (the “Amendment No. 2”, together with this Amendment No. 3, the Original Schedule 13D and the Amendment No. 1, the “Statement”) in relates to the ordinary shares, par value $US$0.001 per share (“Ordinary Shares”), of Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”). The Issuer’s American Depositary Shares (the “ADSs”), each representing four Ordinary Shares, are listed on the New York Stock Exchange under the symbol “CSC”.

This Amendment No. 3 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of certain open market purchases of the Issuer’s ADSs”.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Statement is hereby amended and supplemented by the following:

Since last reported in the Amendment No. 2 dated January 5, 2015 and up to March 25, 2015, the Reporting Persons purchased an aggregate of 1,356,816 Ordinary Shares represented by 339,204 ADSs at an average price of approximately $5.54 per ADS in the open market using working capital.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a) Each of the Reporting Person is the beneficial owner of 16,417,928 Ordinary Shares (including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares), representing 15.3% of the outstanding Ordinary Shares of the Issuer.

(b) Each of the Reporting Persons has shared power to dispose, or to direct the disposition of 16,417,928 Ordinary Shares (including 10,140,076 Ordinary Shares represented by 2,535,019 ADSs and 6,277,852 Ordinary Shares).

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any other transaction in the securities of the Issuer during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons or ADSs representing such Ordinary Shares.

(e) N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2015

SKY SUCCESS VENTURE HOLDINGS LIMITED

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Director

By:	/s/ Jinjing Hong
Name:	Jinjing Hong
Title:	Reporting Person

By:	/s/ Zhiyong Hong
Name:	Zhiyong Hong
Title:	Reporting Person

By:	/s/ Liping Deng
Name:	Liping Deng
Title:	Reporting Person

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Reporting Person